Exhibit 99.2

2023

MANAGEMENT
INFORMATION
CIRCULAR

Brookfield Business

Corporation

ANNUAL GENERAL MEETING – JUNE 13, 2023

Notice of Annual General Meeting of Shareholders and
Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Business Corporation (the “Corporation” or “BBUC”) will be held on Tuesday, June 13, 2023 at 9:00 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/425259345 and entering your control number and password “BBUC2023” (case sensitive). See “Q&A on Voting” in our management information circular dated May 4, 2023 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on Tuesday, April 25, 2023. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bbu.brookfield.com/bbuc/overview under “Notice and Access 2023” and at www.sedar.com and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bbu.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. EDT on May 30, 2023.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 9, 2023 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

●	On the Internet at www.meeting-vote.com; or

●	Mail your signed proxy using the business reply envelope accompanying your proxy; or

●	Email your signed proxy to proxyvote@tmx.com; or

●	Fax your signed proxy to 416-595-9593; or

●	By telephone at 1-888-489-5760 (toll-free North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, TSX Trust Company at 1-866-751-6315 (toll-free North America) or 647-252-9650 (outside North America) or visiting www.tsxtrust.com/control-number-request by no later than the Proxy Deadline and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a control number. This control number will allow your proxyholder to log in to and vote at the meeting online. Without a control number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

By Order of the Board

/s/ A.J. Silber

A.J. Silber
General Counsel and Corporate Secretary
May 4, 2023

Letter to Shareholders

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 inaugural annual meeting of Brookfield Business Corporation (the “Corporation” or “BBUC”). The annual meeting will occur by webcast at 9:00 a.m. Eastern Daylight Time on Tuesday, June 13, 2023. You can read about the business of the meeting beginning on page 9 of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our nine (9) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

Background and Benefits of the Corporation

On March 15, 2022, the Corporation was successfully spun off from Brookfield Business Partners L.P. (the “partnership” or “BBU”). The Corporation was created to provide investors with an alternative vehicle to invest in our business through a corporate structure and gain access to BBU’s globally diversified portfolio of high-quality services and industrial operations.

The Corporation’s exchangeable shares have been structured with the intention of providing an economic return equivalent to the units of BBU. The Corporation targets to pay dividends per exchangeable share that are identical to the distributions per unit of the partnership, and each exchangeable share is exchangeable at the option of the holder for one unit of the partnership. Due to this intended economic equivalence, and the exposure to the same underlying businesses, the interests of BBUC and BBU are closely aligned. As a result of this relationship, we strongly encourage shareholders to read the Corporation’s disclosures together with those of BBU.

BBUC provides investors with the option to invest into our business through a corporate structure that offers the following benefits:

●	Expanded investor base – For those investors that are not able to invest in units of the partnership, the Corporation provides an opportunity to own a corporate security that is intended to be economically equivalent.

●	Broader index inclusion – As passive index investing grows in popularity, it is increasingly important that BBU and BBUC be included in the major global indices. While BBU is currently included in the S&P/TSX Composite Index, exchangeable shares are eligible for additional index inclusion. In June 2022, following completion of the spin-off, the exchangeable shares were added to the Russell 2000.

●	Tax advantages for some – The Corporation’s tax reporting framework may be favored by certain investors in some jurisdictions over the tax reporting framework that results from investing in units of a Bermuda-exempted limited partnership.

Please take the time to read our Management Information Circular and determine how you will vote your shares.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 13th.

Yours truly,

/s/ Jeffrey Blidner

Jeffrey Blidner
Brookfield Business Corporation
Board Chair

May 2023

Table of Contents

Management Information Circular

Table of Contents

Part One – Voting Information	1

Who Can Vote	1
Notice and Access	2
Q & A on Voting	2
Principal Holders of Voting Shares	8

Part Two – Business of the Meeting	9

1. Receiving the Consolidated Financial Statements	9
2. Election of Directors	9
3. Appointment of External Auditor	17

Part Three – Statement of Corporate Governance Practices	19

Overview	19
Board of Directors	19
Management Diversity	27
Environmental, Social and Governance Management	27
Code of Business Conduct and Ethics	29
Personal Trading Policy	30

Part Four – Director Compensation and Equity Ownership	31

Director Compensation	31
Equity Ownership of Directors	32

Part Five – Report on Executive Compensation	33

Executive Overview	33
Compensation Elements Paid by Brookfield	33
Base Salaries	34
Cash Bonus and Long-Term Incentive Plans	34
Distribution of the Asset Management Business	36
Summary of Compensation	37
Pension and Retirement Benefits	42
Termination and Change of Control Benefits	42

Part Six – Other Information	44

Indebtedness of Directors, Officers and Employees	44
Audit Committee	44
Related Party Transactions	44
Management Contracts	45
Normal Course Issuer Bid	45
Availability of Disclosure Documents	45
Other Business	46
Directors’ Approval	47

APPENDIX A – Charter of the Board	A-1

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Part One – Voting Information

This Management Information Circular (the “Circular”) is provided in connection with the solicitation by management of Brookfield Business Corporation (the “Corporation” or “BBUC”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 4, 2023 (the “Notice”) to be held in a virtual meeting format only on Tuesday, June 13, 2023 at 9:00 a.m. Eastern Daylight Time (“EDT”). See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bbu.brookfield.com/bbuc/overview under “Notice and Access 2023”, on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 4, 2023, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2022 as reported by Bloomberg of C$1.00 = US$0.7688, unless otherwise indicated.

Who Can Vote

As at April 25, 2023, the Corporation had 72,955,057 class A exchangeable subordinate voting shares (“exchangeable shares”), 1 class B multiple voting share (“class B shares”) and 25,934,121 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC.” The class B shares and class C shares are all held indirectly by Brookfield Business Partners L.P. (the “partnership” or “BBU”) (see “Principal Holders of Voting Shares” on page 8 of this Circular for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Tuesday, April 25, 2023 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in the Corporation’s articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the Record Date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the Record Date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three (3) times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the Corporation’s articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BBU (each, a “BBU Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the BBU Units and the combined business performance of our group (as defined below) as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by BBU in its continuous disclosure filings. Copies of BBU’s continuous disclosure filings are available electronically on BBU’s SEDAR profile at www.sedar.com and on BBU’s EDGAR profile at www.sec.gov/edgar.

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Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bbu.brookfield.com/bbuc/overview under “Notice and Access 2023”, in addition to posting it on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bbu.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. EDT on May 30, 2023 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

For corporations formed under the laws of British Columbia, such as the Corporation, the deadline to submit a shareholder proposal at an annual general meeting of shareholders is the date that is three months prior to the anniversary of the date of the prior year’s annual general meeting. In order for a shareholder proposal to be valid, the shareholder submitting the proposal must be a registered owner or beneficial owner of shares for an uninterrupted period of at least two years before the date of the signing of the shareholder proposal, in addition to satisfying the other requirements under the Business Corporations Act (British Columbia). Any shareholder proposal in respect of the Corporation should be submitted to the Corporation’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, Attention: Cory Kent.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	exchangeable shareholders; class B shareholders	FOR each director nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	exchangeable shareholders; class B shareholders	FOR the resolution

Who is entitled to vote?

Holders of exchangeable shares at the close of business on Tuesday, April 25, 2023 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Tuesday, April 25, 2023 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

2023 MANAGEMENT INFORMATION CIRCULAR / 2

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy by calling 1-866-751-6315 (toll-free North America) or 647-252-9650 (outside North America) or visiting www.tsxtrust.com/control-number-request no later than 5:00 p.m. EDT on June 9, 2023 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing TSX Trust with the name and email address of your appointee. TSX Trust will provide your appointee with a control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder (including, if you are a non-registered shareholder, failing to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

●	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

●	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder who has duly appointed itself as proxyholder), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/425259345

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 13-digit control number found on your form of proxy and the password “BBUC2023” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in to the meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided with the opportunity to vote by virtual ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the meeting as a guest.

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Duly appointed proxyholders: Click “I have a Login” and then enter the control number provided to you by TSX Trust and the password “BBUC2023” (case sensitive) and click the “Login” button. You will be able to vote by virtual ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in to the meeting and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in that case, you will be provided with the opportunity to vote by virtual ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the meeting as a guest.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

●	by internet: access www.meeting-vote.com and follow the instructions on the screen. You will need your 13-digit control number, which is printed on the form of proxy sent to you.

●	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to TSX Trust Company:
Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

●	by telephone: call toll-free in North America at 1-888-489-5760. You will be prompted to provide the 13-digit control number printed on the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by TSX Trust. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with TSX Trust at 1-866-751-6315 (toll-free in North America) or 647-252-9650 (outside North America) or visiting www.tsxtrust.com/control-number-request by no later than the Proxy Deadline and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a control number. This control number will allow your proxyholder to log in to and vote at the meeting online. Without a control number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

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What happens if I sign the proxy sent to me?

Signing the proxy appoints Jaspreet Dehl, Chief Financial Officer of the Corporation, or in the alternative, A.J. Silber, General Counsel and Corporate Secretary of the Corporation (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with TSX Trust. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail to TSX Trust Company: Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or by email to proxyvote@tmx.com; or by fax to 416-595-9593 by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail, email, fax or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on the screen. You will need your 13-digit control number, which is printed on the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. EDT on Friday, June 9, 2023, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in and vote by online ballot at the meeting. Voting on any matter at the meeting by online ballot will automatically revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Business Corporation c/o TSX Trust Company,

Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

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How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone	Online
TSX Trust Company 301 – 100 Adelaide Street West Toronto, Ontario M5H 4H1	Direct dial outside North America at 1-800-387-0825 (toll-free North America) and 416-682-3860 (outside North America)	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

●	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

●	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

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Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with TSX Trust at 1-866-751-6315 (toll-free North America) or 647-252-9650 (outside North America) or www.tsxtrust.com/control-number-request no later than the Proxy Deadline and providing TSX Trust with your name and email address or the name and email address of your appointee. TSX Trust will provide you or your appointee with a control number which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to TSX Trust. You can send the legal proxy by email or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a control number by email after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at 1-866-751-6315 (toll-free North America) or 647-252-9650 (outside North America) or www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

2023 MANAGEMENT INFORMATION CIRCULAR / 7

Principal Holders of Voting Shares

On March 15, 2022, the partnership completed a special distribution whereby unitholders received one exchangeable share for every two BBU Units held (the “special distribution”). The following table presents information regarding the beneficial ownership of the exchangeable shares by each person or entity that beneficially owns 10% or more of the exchangeable shares. The exchangeable shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of the class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares
Name	Number Owned	Percentage
Brookfield Corporation((a)(b))	47,244,877	64.8%

Notes:

(a)	Brookfield Corporation (formerly Brookfield Asset Management Inc.) (together with any affiliate thereof other than our group, including Brookfield Asset Management Ltd. (“Brookfield Asset Management”), unless the context requires otherwise, “Brookfield”) holds the exchangeable shares it beneficially owns through wholly-owned subsidiaries. BAM Class B Partners Inc. (“BAM Partners”) is the trustee of a trust established under the laws of Ontario (the “BAM Partnership”) which is the sole owner of all of the class B limited voting shares of Brookfield (the “BAM Class B Shares”). The BAM Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield and, as such, BAM Partners may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the exchangeable shares held by Brookfield. Therefore, BAM Partners may be deemed to have indirect beneficial ownership of the exchangeable shares held by Brookfield. However, BAM Partners and the BAM Partnership expressly disclaim beneficial ownership of such exchangeable shares.
(b)	Brookfield acquired the exchangeable shares set forth above in connection with completion of the special distribution. Immediately prior to the special distribution, the partnership held all of the exchangeable shares.

Brookfield Business L.P. (“Holding LP”), which is controlled by BBU (together with Holding LP, certain subsidiaries of Holding LP and the entities which directly or indirectly hold the partnership’s operating businesses and any other direct or indirect subsidiary of such entities (other than the Corporation), “Brookfield Business Partners”), which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in the Corporation. In this Circular, references to “our group” mean, collectively, the Corporation and Brookfield Business Partners and references to “we” or “our” means the Corporation together with all of its subsidiaries.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

2023 MANAGEMENT INFORMATION CIRCULAR / 8

Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis are included in our Annual Report on Form 20-F. Our Annual Report on Form 20-F is available on our website https://bbu.brookfield.com/bbuc/overview, under “Notice and Access 2023” and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, and is being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it by email.

2. Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of nine (9) members, all of whom are to be elected at the meeting. The Board mirrors the board of directors of the general partner of BBU, except that David Court and Michael Warren are the non-overlapping directors of the Board who assist the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all nine (9) directors. The following persons are proposed as nominees for election:

● Jeffrey Blidner	● David Court	● Stephen Girsky	● David Hamill

● Anne Ruth Herkes	● John Lacey	● Don Mackenzie	● Michael Warren

● Patricia Zuccotti

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

2023 MANAGEMENT INFORMATION CIRCULAR / 9

Voting by Proxy

The Management Representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the nine (9) director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner and John Lacey were appointed to the Board on February 23, 2022 and David Court, Stephen Girsky, David Hamill, Anne Ruth Herkes, Don Mackenzie, Michael Warren and Patricia Zuccotti were appointed to the Board on March 3, 2022.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the Management Representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at May 4, 2023. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2023 MANAGEMENT INFORMATION CIRCULAR / 10

The following nine (9) individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)

Age: 75

Director since:
February 23, 2022

Director of the general partner of BBU since:
2016

(Affiliated)(d)

Areas of Expertise:

Growth Initiatives, Governance, Legal Expertise, International Experience, Strategic Planning Acumen, Infrastructure, Power, Private Equity, Real Estate

Mr. Blidner has served as the Chair of the Board since the completion of the special distribution. Mr. Blidner is Vice Chair and a director of Brookfield Corporation. Mr. Blidner is Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and Chair of the general partner of the partnership. He also serves as a director of the general partner of Brookfield Infrastructure Partners L.P., the general partner of Brookfield Property Partners L.P., Brookfield Infrastructure Corporation, Brookfield Business Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Board/Committee Membership		Public Board Membership During Last Five Years
Board	Brookfield Infrastructure Partners L.P. / Brookfield Infrastructure Corporation
Brookfield Renewable Partners L.P. / Brookfield Renewable Corporation
Brookfield Business Partners L.P. / Brookfield Business Corporation
Brookfield Asset Management Inc.
		Brookfield Property Partners L.P. / Brookfield Property REIT Inc.	2008/2020 – Present 2011/2020 – Present 2016/2022 – Present 2013 – Present 2013/2018 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
17,594	35,189	52,783

David Court(a)

Age: 66

Director since:
March 3, 2022

(Independent)(b)

Areas of Expertise:

Corporate Strategy, Human Resource Management, Leadership of a Large Organization, Marketing, Customer Management, Data Analytics and Artificial Intelligence

Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation, Public Service Pension Investments, National Geographic Ventures and the Queen’s University Board of Trustees and chairs the advisory board of Georgian Partners. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Governance and Nominating Committee		Brookfield Business Corporation Brookfield Business Partners L.P. Canadian Tire Corporation, Limited	2022 – Present 2017 – 2022 2015 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
8,302	16,605	24,907

2023 MANAGEMENT INFORMATION CIRCULAR / 11

Stephen Girsky(a)

Age: 61

Director since:
March 3, 2022

Director of the general partner of BBU since:
2016

(Affiliated)(d)

Areas of Expertise:

Corporate Strategy, M&A, Finance and Capital Allocation, Leadership of a Large Organization, ESG, Automotive Sector, Electric Vehicles

Mr. Girsky is a Managing Partner of VectolQ, an independent advisory firm based in New York. Mr. Girsky is the Chairman of the Board of Directors at Nikola Motor Company, a publicly traded company that designs and manufactures electric components, drivetrains and vehicles. Mr. Girsky also serves on the board of directors of the partnership. He consulted for Brookfield on its acquisition of Clarios International, Inc. (“Clarios”), a leading automotive battery company, and serves on the Board and is Chair of the ESG and Risk Management Committee for Clarios. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley, and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
Board/Committee Membership		Public Board Membership During Last Five Years
Board		Brookfield Business Partners L.P. / Brookfield Business Corporation Clarios International, Inc. Nikola Motor Company	2016/2022 – Present 2019 – Present 2020 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
6,700	13,400	20,100

David Hamill(a)

Age: 65

Director since:
March 3, 2022

Director of the general partner of BBU since:
2016

(Independent)(b)

Areas of Expertise:

Leadership of a Large Organization, Government and Public Policy, Education Sector, Social Services, Infrastructure

Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of the partnership. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee Governance and Nominating Committee		Brookfield Business Partners L.P. / Brookfield Business Corporation Dalrymple Bay Infrastructure Management Pty Ltd.	2016/2022 – Present 2020 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
5,095	11,141	16,236

2023 MANAGEMENT INFORMATION CIRCULAR / 12

Anne Ruth Herkes(a)

Age: 66

Director since:
March 3, 2022

Director of the general partner of BBU since:
2020

(Independent)(b)

Areas of Expertise:

Leadership of a Large Organization, Risk Management, Government and Public Policy, International Affairs, ESG, Energy and Power, Space and Satellites

Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company and a Senior Advisor with Rivada Space Networks GmbH, a new space company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the board of Asia House, an independent think tank and advisory service in London. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of the partnership.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Governance and Nominating Committee		Brookfield Business Partners L.P. / Brookfield Business Corporation Quintet (S.A.) Europe Private Bank Asia House	2020/2022 – Present 2014 – Present 2017 – Present
Number of Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
3,625	1,106	4,731

John Lacey(a)

Age: 80

Director since:
February 23, 2022

Director of the general partner of BBU since:
2016

(Independent)(b)

Areas of Expertise:

Corporate Strategy, M&A, Leadership of a Large Organization, Asset Management, International Affairs, Private Equity, Human Resource Management, Restructurings, Governance

Mr. Lacey is Chairman of Doncaster Consolidated Ltd., Doncaster Foundation and a director of Whittington Investments Ltd. Mr. Lacey also serves on the board of directors of the partnership. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Governance and Nominating Committee (Chair)(c)		Brookfield Business Partners L.P. / Brookfield Business Corporation	2016/2022 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
9,350	18,700	28,050

2023 MANAGEMENT INFORMATION CIRCULAR / 13

Don Mackenzie(a)

Age: 63

Director since:
March 3, 2022

Director of the general partner of BBU since:
2016

(Independent)(b)

Areas of Expertise:

Corporate Strategy, Marketing, Technology, Entrepreneurship, Retail, Construction, ESG, Real Estate

Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well-established privately-owned holding company with operating company and real estate investments in Bermuda and Canada. Mr. Mackenzie also serves on the board of directors of the partnership. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Schulich School of Business of York University.
Board/Committee Membership		Public Board Membership During Last Five Years
Board (Chair) Audit Committee		Brookfield Business Partners L.P. / Brookfield Business Corporation	2016/2022 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
6,715	13,430	20,145

Michael Warren(a)

Age: 55

Director since:
March 3, 2022

(Independent)(b)

Areas of Expertise:

Corporate Strategy, M&A, Finance and Capital Allocation, CEO Experience, Risk Management, ESG, Asset Management, Government and Public Policy, Financial Services, Healthcare

Mr. Warren is the Managing Director of Albright Stonebridge Group (“ASG”). He served as ASG’s Managing Principal from 2013 to 2017 and as Principal from 2009 to 2013. Prior to ASG, Mr. Warren served as the Chief Operating Officer and Chief Financial Officer of Stonebridge International from 2004 to 2009, where he managed operations, business development, finance, and personnel portfolios. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren serves on the board of the Board of Trustees and the risk & audit committees at Commonfund, Board of Directors of Walker & Dunlop, Inc., the Board of Directors of MAXIMUS. He serves as a Trustee of Yale University and is a member of the Yale Corporation Investment Committee. Mr. Warren formerly served as a Trustee of the District of Columbia Retirement Board and as a member of the Board of Directors of the United States Overseas Private Investment Corporation. Mr. Warren received degrees from Yale University and Oxford University where he was a Rhodes Scholar.
Board/Committee Membership		Public Board Membership During Last Five Years
Board		Brookfield Business Corporation Walker & Dunlop, Inc. Maximus Inc.	2022 – Present 2017 – Present 2019 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
--	--	--

2023 MANAGEMENT INFORMATION CIRCULAR / 14

Patricia Zuccotti(a)

Age: 75

Director since:
March 3, 2022

Director of the general partner of BBU since:
2016

(Independent)(b)

Areas of Expertise:

Leadership of a Large Organization, Accounting, Auditing, Risk Management

Ms. Zuccotti is a director of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), where she is the Chair of the Audit Committee. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Inc., Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of the partnership and also a director of the Corporation where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee (Chair)(c)		Brookfield Business Partners L.P. / Brookfield Business Corporation Brookfield Renewable Partners L.P. / Brookfield Renewable Corporation	2016/2022 – Present 2011/2020 – Present
Number of Exchangeable Shares and BBU Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BBU Units(e)	Total Number of Exchangeable Shares and BBU Units
2,480	4,961	7,441

Notes:

(a)	Jeffrey Blidner, David Court and John Lacey principally live in Ontario, Canada. Stephen Girsky principally lives in New York, United States of America. David Hamill principally lives in Queensland, Australia. Anne Ruth-Herkes principally lives in Berlin, Germany. Don Mackenzie principally lives in Pembroke Parish, Bermuda. Michael Warren principally lives in Washington, DC, United States of America. Patricia Zuccotti principally lives in Washington, United States of America.
(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. David Court and Michael Warren are the non-overlapping board members of BBUC who assist BBUC with, among other things, resolving any conflicts of interest that may arise from its relationship with BBU. David Court served on the board of directors of the general partner of BBU from February 2017 until he resigned from such board of directors in March 2022.
(c)	Patricia Zuccotti is the chair of the Audit Committee of the Board and is our Audit Committee financial expert. The Audit Committee of the Board consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the Audit Committee of the Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
(d)	“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.
(e)	The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BBU Units such that the acquisition cost of the exchangeable shares and/or BBU Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BBU, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board. The value of two times the annual retainer for each such director is $330,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular. Each of the directors individually and collectively beneficially own less than 1% of the exchangeable shares.

2023 MANAGEMENT INFORMATION CIRCULAR / 15

Summary of 2023 Nominees for Director

The following summarizes the qualifications of the 2023 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics • A proven record of success • Experience relevant to the Corporation’s global activities	• A commitment to sustainability and social issues • An inquisitive and objective perspective • An appreciation of the value of good corporate governance

The Board is comprised of nine (9) directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience
Jeffrey Blidner	✓	✓	✓	✓	✓	✓	Infrastructure, Power, Private Equity, Real Estate
David Court	✓	✓	✓				Financial Services, Manufacturing, Private Equity, Data Analytics, Artificial Intelligence
Stephen Girsky	✓	✓	✓			✓	Automotive, Electric Vehicles, Manufacturing, Private Equity
David Hamill	✓		✓			✓	Government and Public Policy, Education, Social Services, Infrastructure
Anne Ruth Herkes	✓		✓		✓	✓	Government and Public Policy, International Affairs, Energy and Power, Space and Satellites
John Lacey	✓	✓	✓	✓		✓	Asset Management, Retail, Grocery, Private Equity, Restructurings
Don Mackenzie	✓	✓				✓	Real Estate, Retail, Construction, Technology, Entrepreneurship
Michael Warren	✓	✓	✓	✓		✓	Asset Management, Government and Public Policy, Financial Services, Healthcare, Private Equity, Real Estate
Patricia Zuccotti		✓	✓	✓			Accounting, Private Equity, Real Estate, Power

2023 MANAGEMENT INFORMATION CIRCULAR / 16

2022 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2022. All director nominees standing for re-election attended every Board meeting in 2022. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	All		Board	Audit Committee	Governance and Nominating Committee
Jeffrey Blidner	no	3 of 3	100%	3 of 3	—	—
David Court	yes	6 of 6	100%	3 of 3	—	3 of 3
Stephen Girsky	no	3 of 3	100%	3 of 3	—	—
David Hamill	yes	9 of 9	100%	3 of 3	3 of 3	3 of 3
Anne Ruth Herkes	yes	6 of 6	100%	3 of 3	—	3 of 3
John Lacey	yes	6 of 6	100%	3 of 3	—	3 of 3
Don Mackenzie	yes	6 of 6	100%	3 of 3	3 of 3	—
Michael Warren	yes	3 of 3	100%	3 of 3	—	—
Patricia Zuccotti	yes	6 of 6	100%	3 of 3	3 of 3	—

3. Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), as the principal external auditor of the Corporation. Deloitte has served as the external auditor of the Corporation since 2021. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the Management Representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

2023 MANAGEMENT INFORMATION CIRCULAR / 17

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2022 by Deloitte amounted to approximately $13.1 million, representing audit, audit-related and tax fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation, its subsidiaries and its affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for, among other things, book keeping, the preparation of financial information, financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation for the fiscal year ended December 31, 2022.

$ millions	2022
Audit fees	6.9
Audit-related fees	5.9
Tax fees	0.3
All other fees	-
Total fees	13.1

Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Corporation, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the company’s statutory audit, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax compliance and tax advisory services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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Part Three – Statement of Corporate Governance Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance policies and practices are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to Board action and the powers delegated to Board committees, are intended to mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of nine (9) directors. The Board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the Corporation’s shareholders and subject to the Corporation’s articles. At least three (3) directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the full Board using the standards for independence established under applicable securities laws. The Board mirrors the board of the general partner of the partnership, except that there are two additional non-overlapping Board members who assist the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. David Court and Michael Warren serve as the non-overlapping members of the board of directors. Mr. Court served on the board of directors of the general partner of the partnership from February 2018 until his resignation in March 2022.

If the death, resignation or removal of an independent director results in the Board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the Board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the close of the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

The Board has not adopted a majority voting policy for the election of directors. The Corporation is exempt from the TSX’s requirement to adopt such a policy because Brookfield Business Partners, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. As a result of Brookfield Business Partners’ voting interest, a majority voting policy would not serve a useful purpose for a majority-controlled company like the Corporation.

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Lead Independent Director

Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the Board (independently of the Service Providers (as defined in APPENDIX A) and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with shareholders or other stakeholders of the Corporation.

Term Limits and Board Renewal

The governance and nominating committee of the Board (the “Governance and Nominating Committee”) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the Board can help us adapt to a changing business environment.

As such, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has adopted a board diversity policy and is committed to enhancing the diversity of the Board. The diversity policy is informed by the Corporation’s and the partnership’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

All Board appointments are based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic background influences succession planning and is a criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The Governance and Nominating Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The Board has an ongoing gender diversity target of ensuring at least two directors are women.

Of our nine (9) directors, seven (7) are independent. Two (2) of the independent directors are female. Accordingly, 22% of the directors of the Corporation are women, and women represent 29% of the independent directors of the Corporation. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

	As of December 31, 2022
	Number	%
Women on the Board	2	22%

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Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Governance and Nominating Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bbu.brookfield.com/bbuc/overview under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

In fulfilling its mandate, the Board is, among other things, responsible for the following:

•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•	reviewing and approving the reports issued to the shareholders, including annual and interim financial statements; and

•	promoting the effective operation of the Board.

Meetings of the Board

The Board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The Board is responsible for its agenda. Prior to each Board meeting, the chair of the Board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.

In 2022, there were three regularly scheduled Board meetings following the special distribution in March 2022 and no special meetings.

Four regular quarterly meetings are scheduled for 2023.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

There were three meetings of independent directors during 2022.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director who does not overlap with the board of directors of the general partner of the partnership. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

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At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by the Governance and Nominating Committee”, Item 6.C “Board Practices—Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent (a)	Affiliated (b)	Management (c)	Reason for Affiliated or Management Status
Jeffrey Blidner		✓		Vice Chair of Brookfield
David Court	✓
Stephen Girsky		✓		Consultancy arrangement related to work performed in connection with the acquisition of Clarios International, Inc.
David Hamill	✓
Anne Ruth Herkes	✓
John Lacey	✓
Don Mackenzie	✓
Michael Warren	✓
Patricia Zuccotti	✓

Notes:

(a)	“Independent” refers to the Board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.
(b)	“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.
(c)	“Management” refers to a director nominee who is a current member of management of a Service Provider.

The Board considers that the seven directors listed as “Independent” above (approximately 78% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation and, other than the non-overlapping director, the general partner of the partnership:

•	Jeffrey Blidner: Brookfield Corporation, and the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation), and Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation);

•	David Court: Canadian Tire Corporation, Limited;

•	Stephen Girsky: Clarios International, Inc. and Nikola Motor Company;

•	David Hamill: Dalrymple Bay Infrastructure Management Pty Ltd.;

•	Michael Warren: Walker & Dunlop, Inc. and Maximus Inc.; and

•	Patricia Zuccotti: the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation).

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Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Corporation or certain of its affiliates is required to disclose the nature of his or her interest to the full Board. Directors are also expected to submit their resignations to the chair of the Board if they have been absent without leave from three consecutive meetings of the Board or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the company or their ability to serve as director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bbu.brookfield.com/bbuc/overview under “Corporate Governance.”

Director Share Ownership Requirements

We believe that the directors of the Corporation can better represent our shareholders if they have economic exposure to the Corporation themselves. We expect that directors hold sufficient exchangeable shares and/or BBU Units such that the acquisition costs of the exchangeable shares or BBU Units held by such directors, in the aggregate, meets the Director Share Ownership Requirement, which is equal to at least two times their aggregate annual retainer for serving as a director of the Corporation or the general partner of the partnership, as applicable, as determined by the Board from time to time.

Directors are required to purchase the exchangeable shares and/or BBU Units on an annual basis with an acquisition cost equal to not less than 40% of their aggregate annual retainer until the Director Share Ownership Requirement has been met. Our directors are required to achieve the Director Share Ownership Requirement within five years of joining the Board (or the board of directors of the general partner of the partnership). In the event of an increase in the aggregate annual retainer, directors will have two years following the date of the change in the aggregate annual retainer to comply with the Director Share Ownership Requirement. In the case of directors who have served on the Board (or the board of the general partner of the partnership) less than five years at the date of the change in the aggregate annual retainer, such directors will be required to comply with the Director Share Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the Board, and (ii) two years following the date of the change in the aggregate annual retainer.

Director Orientation and Education

New directors are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

The Board receives annual operating plans for each of the Corporation’s strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of our various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

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Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

•	Audit Committee; and

•	Governance and Nominating Committee.

The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the Board. The charter of each Committee can be found on the Corporation’s website, https://bbu.brookfield.com/bbuc/overview under “Corporate Governance.” Special committees may be formed from time to time as required to review particular matters or transactions. The Corporation will not have a compensation committee as compensation will be determined by Brookfield, as employer of the personnel who carry out the management and activities of our infrastructure business. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, the Audit Committee and the Governance and Nominating Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Board is required to establish and maintain at all times an Audit Committee that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an Audit Committee financial expert.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

•	accounting and financial reporting processes;

•	the integrity and audits of the Corporation’s financial statements;

•	compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of the Corporation’s independent accountants.

The Audit Committee is also responsible for engaging the Corporation’s independent accountants, reviewing the plans and results of each audit engagement with such independent accountants, approving professional services provided by such independent accountants, considering the range of audit and non-audit fees charged by such independent accountants and reviewing the adequacy of the Corporation’s internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following three directors: Patricia Zuccotti (Chair), David Hamill and Don Mackenzie, all of whom are independent directors.

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The Board has adopted a written policy on auditor independence, or the pre-approval policy. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing;

•	management functions or human resources;

•	broker/dealer, investment adviser, underwriting, securities, or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	certain tax services.

The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and are financially literate and that Patricia Zuccotti is the designated Audit Committee financial expert.

See Item 6.C “Board Practices—Committees of the Board of Directors—Audit Committee” in our Annual Report on Form 20-F and Exhibit 15.1 of the Annual Report on Form 20-F for further information on the Audit Committee and Audit Committee charter.

Governance and Nominating Committee

The Board is required to establish and maintain at all times the Governance and Nominating Committee that operates pursuant to a written charter. The Governance and Nominating Committee is required to consist of a majority of independent directors.

The Governance and Nominating Committee has approved a conflicts management policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The Governance and Nominating Committee may be required to approve any such transactions.

The Governance and Nominating Committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the Corporation’s shareholders. The Governance and Nominating Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, the governance of the Corporation and the performance of its Board and individual directors. The Governance and Nominating Committee is also responsible for reviewing and making recommendations to the Board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the terms of the master services agreement among the Holding Entities (as defined in APPENDIX A), the Service Providers and certain other subsidiaries of Brookfield who are parties thereto (the “Master Services Agreement”).

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As the partnership, through its ownership of class B shares, holds 75% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the Board, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Governance and Nominating Committee for its review as potential candidates for nomination to the Board. The Governance and Nominating Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

As of the date of this Circular, the Governance and Nominating Committee was comprised of the following directors: John Lacey (Chair), David Hamill and Anne Ruth Herkes and as such, the Governance and Nominating Committee consisted solely of independent directors.

See Item 6.C “Board Practices— Committees of the Board of Directors—Governance and Nominating Committee” in our Annual Report on Form 20-F for further information on the Governance and Nominating Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has developed a written position description for the chair of the Board, which sets out the chair’s key responsibilities, including duties relating to chairing Board meetings, setting Board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.

The Board has also developed a written position description for each of the chair of the Audit Committee and the chair of the Governance and Nominating Committee which sets out key responsibilities, including, as applicable, duties relating to reviewing and approving the agenda for each committee meeting, presiding over all committee meetings, consulting or meeting with the chair or others as part of the agenda and meeting preparation process, reporting to the Board on committee activities and presenting recommendations on matters requiring board approval.

The Board has also developed a written position for the lead independent director of the Corporation which sets out key responsibilities, including duties relating to corporate governance matters, the activities of the other independent directors, consulting and communicating directly with shareholders of the Corporation and other stakeholders when appropriate, chairing private sessions of independent directors following every board meeting and calling meetings of independent directors if necessary.

The Board has also developed a written position description for the chief executive officer which sets out the key responsibilities of the chief executive officer, including duties relating to managing the business and affairs of the Corporation, presenting a business plan to the Board for approval annually, establishing and maintaining risk assessment processes and procedures, proposing operating plans to the Board annually and acting as a primary spokesperson for the Corporation.

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Management Diversity

The Corporation is externally managed by the Service Providers, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography and skills. The Service Providers are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. The Service Providers’ focus begins at recruitment, continues in leadership training programs, diversity is woven into our policies and procedures and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, the Service Providers also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities. To further our progress in this area, Brookfield has created an internal Global Diversity Advisory Group. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

Environmental, Social and Governance Management

We believe that environmental, social and governance (“ESG”) integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.

Pursuant to the Master Services Agreement, Brookfield provides services to us. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and the Corporation’s ESG principles:

•	Mitigate the impact of our operations on the environment:

•	Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.

•	Support the goal of net zero GHG emissions by 2050 or sooner.

•	Ensure the well-being and safety of employees:

•	Foster a positive work environment based on respect for human rights, valuing diversity and no tolerance for workplace discrimination, violence or harassment.

•	Operate with leading health and safety practices to support the goal of zero serious safety incidents.

•	Be good corporate citizens:

•	Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.

•	Support philanthropy and volunteerism by our employees.

•	Uphold strong governance practices:

•	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.

•	Maintain strong stakeholder relationships through transparency and active engagement.

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ESG and the Investment Lifecycle

The Corporation considers ESG factors throughout the investment lifecycle. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for ESG information, into our Investment ESG Due Diligence Guidelines. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, bribery and corruption risks, health and safety risks, ethical considerations and environmental matters. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure ESG considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement to the investment committee at the time of approval.

Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters identified in the due diligence process are prioritized. We hold onboarding sessions with the management teams of newly acquired operations to detail the ESG implementation framework. It is the responsibility of the management teams within each of our operations to manage ESG risks and opportunities and report key ESG performance information for assessment at regular intervals. Our operations team provides support to the management teams of our operations as needed, including providing additional ESG resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.

To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”) in early 2020. In line with PRI’s reporting process, Brookfield will be preparing for our first official PRI reporting submission, which will take place in 2023.

Environmental Initiatives

The Corporation recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long term sustainable success. Through our relationship with Brookfield, we are a supporter of the Task Force on Climate-related Financial Disclosures and the Paris Agreement. As a recent signatory to the Net Zero Asset Managers initiative, Brookfield has made a commitment to net zero emissions by 2050 by implementing science-based approaches and standardized methodologies through which to deliver these commitments.

Social Initiatives

Employee health, safety and security are integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. As part of the onboarding process, we conduct comprehensive health and safety assessments which include a review of safety systems and safety culture. Serious safety incidents within operating companies are reported to our senior management on a real time basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.

We strive to have a diverse workforce that encourages new perspectives and ongoing development, ultimately fostering an environment that enables all employees to succeed. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively seek talent that aligns with our culture and can grow and develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by considering a diverse slate of candidates. With our focus on diversity, we are developing objective and unbiased criteria for each role to evaluate all candidates and ensure there is balanced representation within our interview and hiring teams.

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Governance Initiatives

Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:

•	Board of Directors and Committee

•	Ethics Hotline

•	Cybersecurity Program

•	Anti-Bribery and Corruption Policy

•	Code of Conduct

In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a conflicts committee, consisting of senior Brookfield executives, if necessary. Brookfield maintains a stringent a personal trading policy (the “Brookfield Trading Policy”), that applies to the Corporation, that exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.

In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The Corporation continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which has been filed on our SEDAR profile at www.sedar.com and on our EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website https://bbu.brookfield.com/bbuc/overview under “Corporate Governance”. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Governance and Nominating Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

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Personal Trading Policy

The Brookfield Trading Policy applies to directors and employees of Brookfield and its controlled public affiliates, including the partnership and the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results.

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Part Four – Director Compensation and

Equity Ownership

Director Compensation

Except for the non-overlapping directors, the directors of the Corporation also serve as directors of the general partner of the partnership. Each overlapping director (other than Jeffrey Blidner) receives an annual retainer of $15,000 for serving on the Board (in addition to the $150,000 each director is paid for serving as a director of the general partner of the partnership). Neither the general partner of the partnership nor the Corporation pay any compensation in connection with Mr. Blidner’s board service. Patricia Zuccotti, the chair of the Audit Committee, receives an additional $20,000 for serving as the chair of the Audit Committee of the general partner of the partnership (no additional amount is paid for serving as our Audit Committee chair), and John Lacey, the lead independent director of the partnership, receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director). In addition, in 2022, John Lacey received from the general partner of the partnership an additional $50,000 and each of David Hamill and Anne Ruth Herkes received from the general partner of the partnership an additional $35,000 for serving on the special committee of directors that was formed to consider the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P.

The non-overlapping directors who do not serve as a director of the general partner of the partnership will receive an annual retainer of $165,000 for their service on the Board and its committees, and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the Corporation, and except for the non-overlapping director, as directors of the general partner of the partnership during the year ended December 31, 2022. The directors are paid in U.S. dollars.

Director Compensation Table

Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All other compensation ($)	Compensation Total ($)
Jeffrey Blidner(a)	–	–	–	–
David Court(b)	165,000	–	–	165,000
Stephen Girsky	165,000	–	–	165,000
David Hamill	200,000	–	–	200,000
Anne Ruth Herkes	200,000	–	–	200,000
John Lacey	225,000	–	–	225,000
Don Mackenzie	165,000	–	–	165,000
Michael Warren(b)	165,000	–	–	165,000
Patricia Zuccotti	185,000	–	–	185,000

Notes:

(a)	Mr. Blidner did not receive any compensation in his capacity as a director of the Corporation.
(b)	David Court and Michael Warren serve as the non-overlapping directors on the Board.

In coordination with the partnership, the Governance and Nominating Committee periodically reviews the Board’s compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

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No director compensation in 2022 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation or BBU.

Equity Ownership of Directors

The Corporation believes that its independent directors can better represent shareholders if they have economic exposure to the Corporation themselves. Accordingly, the Corporation’s independent directors are required to hold sufficient exchangeable shares and/or BBU Units such that the acquisition cost of the exchangeable shares and/or BBU Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BBU, as applicable, as determined by the Board from time to time. Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

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Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like BBU, is externally managed by the Service Providers. Our named executive officers (“NEOs”) are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to our group. The Service Providers, subsidiaries of Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide management services to the Corporation pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. We reimburse Holding LP for our proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a BBU Unit on the principal stock exchange for the BBU Units (based on trading volumes) multiplied by the number of BBU Units outstanding at the end of the quarter (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BBU Units), plus the value of securities of the other Service Recipients (as defined in the Master Services Agreement) (which includes the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team of the Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Providers providing management services to the Corporation for the year ended December 31, 2022:

Name	Age	Years of Experience in Relevant Industry or Role	Years at Brookfield	Current Position with the Service Providers
Cyrus Madon	57	34	24	Chief Executive Officer
Jaspreet Dehl	46	24	12	Chief Financial Officer
Amanda Marshall	38	15	1	Managing Director, Tax
Denis Turcotte	61	32	5	Managing Partner
A.J. Silber	43	17	10	Managing Director and General Counsel

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards, or cash bonus, and participation in long-term incentive plans. Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Brookfield. Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility. As executives progress within Brookfield, they have the opportunity to reinvest their cash bonus into deferred share units under the DSUP (as defined below), or restricted shares (“Restricted Shares”) under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the Governance, Nominating and Compensation Committee of Brookfield (“Brookfield’s Governance, Nominating and Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer-term.

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The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing our group’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to the performance of our group’s Earnings from Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that we are able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

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Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of the Corporation participate. They are described below in more detail:

1.	Management Share Option Plan. The management share option plans (“MSOP”) govern the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield’s Governance, Nominating and Compensation Committee has specific written mandates to review and approve executive compensation. Brookfield’s Governance, Nominating and Compensation Committee makes recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving our group’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.	Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”) provides for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield’s Governance, Nominating and Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU allotment price”). In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.	Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted Shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a cash bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (an “Escrowed Company”) to executives and other individuals designated by Brookfield’s Governance, Nominating and Compensation Committee. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each Escrowed Company uses its cash resources to directly and indirectly purchase Brookfield Class A Shares. Dividends paid to each Escrowed Company on the Brookfield Class A Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an Escrowed Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. Brookfield’s Governance, Nominating and Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers.

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Distribution of the Asset Management Business

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business through Brookfield Asset Management pursuant to a plan of arrangement (the “Arrangement”). In connection with the Arrangement, a number of adjustments were made to Brookfield Corporation’s outstanding long-term incentive awards:

1.	Options: Each holder of an option under Brookfield Corporation’s MSOP disposed of their rights to such option to Brookfield Corporation in consideration for the grant by Brookfield Corporation to such holder of a replacement option and the grant by Brookfield Asset Management to such holder of 0.25 of a replacement option to purchase a Brookfield Asset Management Class A Share (rounded down to the nearest whole option) pursuant to Brookfield Asset Management’s MSOP. Except with respect to the exercise price of such replacement options, each of the replacement options under the MSOP have similar terms and conditions, adjusted as appropriate, as the options granted under the MSOP and held by the holders thereof immediately prior to the Arrangement becoming effective.

2.	DSUs: Each holder of a Brookfield Corporation DSU continued to hold such DSU following the Arrangement (the value of which continues to reflect the fair market value of a BN Class A Share) and was granted 0.25 of a tracking DSU for each DSU held (the value of which reflects the fair market value of a Brookfield Asset Management Class A Share) to reflect the reduction in fair market value of the DSUs as a result of the Arrangement. The tracking DSUs have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding DSUs held by the holder thereof immediately prior to the Arrangement becoming effective.

3.	Restricted Shares: Each holder of a Restricted Share of Brookfield Corporation participated in the Arrangement on the same basis as all other holders of BN Class A Shares and received one Restricted Share of Brookfield Asset Management for every four Restricted Shares of Brookfield Corporation held.

4.	Restricted Share Units (“RSUs”): Each holder of a RSU continued to hold such RSU following the Arrangement (the value of which continues to be based on the fair market value of a BN Class A Share) and was granted DSUs to reflect the reduction in the fair market value of the RSUs as a result of the Arrangement. The DSUs so granted have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding RSUs held by the holder thereof immediately prior to the Arrangement becoming effective. In addition, following the Arrangement, certain holders of RSUs on the date the Arrangement became effective received a one-time award of Brookfield Asset Management Escrowed Shares in an amount up to one Escrowed Share for every four RSUs held, at the discretion of the Brookfield Corporation board.

5.	Escrowed Shares: Prior to completion of the Arrangement, the vesting for the majority of the Escrowed Shares that were outstanding was accelerated and exchanged for BN Class A Shares (“Exchanged Escrowed Shares”) issued from treasury such that holders thereof participated in the Arrangement on the same basis as all other holders of Brookfield Class A Shares. In connection with the Arrangement, each previous holder of an Exchanged Escrowed Share was granted a fraction of an Escrowed Share of Brookfield Corporation and a fraction of an Escrowed Share of Brookfield Asset Management to reflect the leverage lost on the early exchange of the Exchanged Escrowed Share (the “Escrowed Share Arrangement Adjustments”).

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Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2022, during which time the NEOs provided services to our group. The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation.

The NEOs are paid in Canadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7688 for 2022, which was the average exchange rate for 2022, as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

			Non-equity Incentive Plan Compensation				Options-based Awards
Name and Principal Position with the Service Providers	Year	Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares	Long Term Incentive Plans (c)	Escrowed Shares (d)	Options (e)	All Other Compensation (f)	Total Annual Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Cyrus Madon Managing Partner, Chief Executive Officer	2022	538,160	-	-	-	-	3,007,538	-	29,337	3,575,034
Jaspreet Dehl Managing, Partner, Chief Financial Officer	2022	442,060	442,060	-	-	-	-	547,372	29,337	1,460,829
Amanda Marshall Managing Director, Tax	2022	269,080	188,356	-	-	-	-	91,403	18,865	567,704
Denis Turcotte Managing Partner, Chief Operations Officer	2022	557,380	557,380	-	-	546,700	-	273,686	29,437	1,964,583
A.J. Silber Managing Director and General Counsel	2022	269,080	147,994	-	-	-	-	54,789	22,945	494,808

Notes:

(a)	Mr. Madon’s compensation consists of an annual base salary and Escrowed Shares. Each other NEO is awarded an annual incentive which they can elect to receive in cash, DSUs or Restricted Shares. None of the NEOs elected to receive some or all of their annual incentive in DSUs for 2022.
(b)	Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. No DSUs were awarded for 2022.
(c)	Reflects advance payments made to Mr. Turcotte in 2022 under the carried interest plans for Brookfield Capital Partners IV.
(d)	The amount for 2022 reflects a grant of Escrowed Shares for one NEO. The value awarded under the Escrowed Stock Plan for annual grants considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting. For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the Escrowed Share Arrangement Adjustments:

Name	BN Escrowed Shares (#)	BAM Escrowed Shares (#)	Grant Date Fair Value ($)
Cyrus Madon	4,168,950	1,567,417	$37,270,332
Jaspreet Dehl	61,077	15,269	$516,558

(e)	The amounts for 2022 reflect grants of options for four NEOs. The value awarded under the MSOP for annual grants is determined by the Board and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(f)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

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Option Awards and Share-Based Awards at December 31, 2022

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2022.

			Brookfield Asset Management Share-Based Awards
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			DSUs
Name	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in- the-money Options (b)	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RS (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs (e)	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Cyrus Madon (a)	-	-	-	-	-	1,567,417	-	-	-	-	7,483,332
Jaspreet Dehl	136,836	926,398	5,257	150,444	178,357	15,269	-	-	-	-	-
Amanda Marshall	-	-	-	-	-	-	-	-	-	-	-
Denis Turcotte	35,395	118,944	-	-	-	-	-	-	-	-	-
A.J. Silber	21,914	273,193	1,083	31,002	20,249	-	-	-	-	-	-

Notes:
(a)	The market value of vested DSUs includes $1,123,395 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.
(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options.
(c)	The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.
(d)	The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(e)	The market value is calculated as the number of DSUs multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

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The following table shows the Brookfield Corporation options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2022. No RSUs have been awarded since 2005.

					Brookfield Corporation Share-Based Awards
	Option Awards Vested and Unvested		RSU Awards Vested and Unvested (c)		Restricted Shares			Escrowed Shares			DSUs
Name	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options (b)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs (b)	Number of Unvested RSs	Market Value of Unvested RSs (d)	Market Value of Vested RS (d)	Number of Unvested ESs	Market Value of Unvested ESs (e)	Market Value of Vested ESs (e)	Number of Unvested DSUs	Market Value of Unvested DSUs (f)	Market Value of Vested DSUs (f)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Cyrus Madon (a)	-	-	2,100,730	56,819,187	-	-	-	4,168,950	-	-	-	-	47,513,196
Jaspreet Dehl	547,361	3,792,018	-	-	21,121	663,875	787,047	61,077	-	-	-	-	-
Amanda Marshall	-	-	-	-	-	-	-	-	-	-	-	-	-
Denis Turcotte	141,587	458,299	-	-	-	-	-	-	-	-	-	-	-
A.J. Silber	87,662	1,152,084	4,333	136,196	88,956	-	-	-	-	-	-	-	-

Notes:

(a)	The market value of vested DSUs includes $4,868,849 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.
(b)	The market value of the options and the RSUs is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.
(c)	The RSU plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.
(d)	The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BN Class A Share on December 30, 2022. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.
(e)	The value of the Escrowed Shares is equal to the value of the BN Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. In connection with the Arrangement, the vesting for the majority of Brookfield Corporation’s Escrowed Shares that were outstanding was accelerated and such Escrowed Shares were exchanged for BN Class A Shares issued from treasury.
(f)	The market value is calculated as the number of DSUs multiplied by the closing price of a BN Class A Share on December 30, 2022. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

2023 MANAGEMENT INFORMATION CIRCULAR / 39

Outstanding Option Awards at December 31, 2022

The following table shows the details of each option of Brookfield Asset Management outstanding at December 31, 2022.

	BAM Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options ($)(a)
Jaspreet Dehl	10,237	17.8112	16-Feb-2027	111,162
	3,281	14.7706	22-Feb-2026	45,604
	6,937	16.2986	22-Nov-2025	85,820
	7,734	17.5418	23-Feb-2025	86,065
	9,843	12.9263	24-Feb-2024	154,965
	14,128	27.9919	13-Dec-2029	9,580
	3,441	41.2406	17-Feb-2032	-
	8,983	41.2406	17-Feb-2032	-
	15,150	31.4574	21-Feb-2031	-
	2,090	32.7515	24-Feb-2030	-
	38,325	21.3572	25-Feb-2029	280,263
	12,937	19.5049	25-Feb-2028	118,569
	3,750	19.5049	25-Feb-2028	34,369
	136,836			926,398
Denis Turcotte	8,831	27.9919	13-Dec-2029	5,988
	3,441	41.2406	17-Feb-2032	-
	1,740	41.2406	17-Feb-2032	-
	7,575	31.4574	21-Feb-2031	-
	7,340	21.3572	25-Feb-2029	53,676
	6,468	19.5049	25-Feb-2028	59,280
	35,395			118,944
A.J. Silber	250	12.1762	25-Feb-2023	4,123
	4,837	17.8112	16-Feb-2027	52,524
	562	14.7706	22-Feb-2026	7,811
	4,312	16.2986	22-Nov-2025	53,345
	4,500	17.5418	23-Feb-2025	50,077
	5,625	12.9263	24-Feb-2024	88,558
	1,828	19.5049	25-Feb-2028	16,754
	21,914			273,193

Notes:
(a)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

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The following table shows the details of each option and RSU of Brookfield Corporation outstanding at December 31, 2022.

	BN Option-based Awards				BN Restricted Share Units (RSUs) (a)
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options ($)(b)	Number of Securities Underlying RSUs (#)	Issuance price ($)(c)	Market value of outstanding RSUs ($)(b)
Cyrus Madon	-	-	-	-	2,100,730	4.39	56,819,187
Jaspreet Dehl	39,375	14.6129	24-Feb-2024	663,355	-	-	-
	30,937	19.8307	23-Feb-2025	359,776
	27,750	18.4253	22-Nov-2025	361,713
	13,125	16.6979	22-Feb-2026	193,753
	40,950	20.1353	16-Feb-2027	463,746
	51,750	22.05	25-Feb-2028	486,968
	15,000	22.05	25-Feb-2028	141,150
	153,300	24.1439	25-Feb-2029	1,121,558
	56,512	31.6443	13-Dec-2029	-
	8,362	37.025	24-Feb-2030	-
	60,600	35.5621	21-Feb-2031	-
	13,765	46.6218	17-Feb-2032	-
	35,935	46.6218	17-Feb-2032	-
	547,361			3,792,018
Denis Turcotte	25,875	22.05	25-Feb-2028	243,484	-	-	-
	29,362	24.1439	25-Feb-2029	214,815
	35,325	31.6443	13-Dec-2029	-
	30,300	35.5621	21-Feb-2031	-
	13,765	46.6218	17-Feb-2032	-
	6,960	46.6218	17-Feb-2032	-
	141,587			458,299
A.J. Silber	1,000	13.765	25-Feb-2023	17,695	-	-	-
	22,500	14.6129	24-Feb-2024	379,060
	18,000	19.8307	23-Feb-2025	209,327
	17,250	18.4253	22-Nov-2025	224,849
	2,250	16.6979	22-Feb-2026	33,215
	19,350	20.1353	16-Feb-2027	219,133
	7,312	22.05	25-Feb-2028	68,806
	87,662			1,152,084

Notes:
(a)	The RSU plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.
(b)	The market value of the options and the RSUs is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.
(c)	The RSU issuance prices are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382.

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Value Vested or Earned During 2022

The following table shows the value of all Brookfield options, share-based awards, and non-equity plan compensation which vested during 2022.

	Value Vested During 2022 (a)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares (d) ($)	Escrowed Shares (e) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cyrus Madon	-	18,467,705	-	31,699,478	-
Jaspreet Dehl	3,842,994	-	919,728	603,285	442,060
Amanda Marshall	-	-	-	-	188,356
Denis Turcotte	1,067,814	-	-	-	1,104,080
A.J. Silber	-	-	-	-	147,994

Notes:

(a)	All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2022 including DSUs awarded in lieu of the cash bonus related to performance in 2021 and DSUs granted in connection with the Arrangement.
(d)	Values in this column represent the value of Restricted Shares vested in 2022, including Restricted Shares awarded in lieu of the cash bonus related to performance in 2021.
(e)	Values in this column represent the value of Escrowed Shares vested in 2022, including Escrowed Shares vested in connection with the Arrangement.

Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of Brookfield’s Governance, Nominating and Compensation Committee or its board of directors, depending on the circumstances.

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Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable(1) on the day employment terminates. Unvested units are forfeited.

Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(1) from the termination date, after which unexercised options are cancelled immediately.

Upon date of termination, all vested and unvested options are cancelled.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(1) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period Unvested shares are forfeited.

Notes:

(a)	Up to but not beyond the expiry date of the options

2023 MANAGEMENT INFORMATION CIRCULAR / 43

Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees, including the Audit Committee’s charter, can be found under Item 6.C in our Annual Report on Form 20-F under the heading “Audit Committee,” under Item 16A “Audit Committee Financial Expert” and Exhibit 15.1 thereto, which is posted on the Corporation’s website, https://bbu.brookfield.com/bbuc/overview under “Notice and Access 2023” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of our Annual Report on Form 20-F can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” in Part Six of this Circular.

Related Party Transactions

Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”. The business address of Brookfield Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

Brookfield Asset Management is a leading global alternative asset manager with over $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world – including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.

The Corporation is an affiliate of Brookfield and a subsidiary of the partnership. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable it to pursue its vision of being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While our group believes that this ongoing relationship with Brookfield provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, our group operates independently and on a stand-alone basis. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield and Brookfield Business Partners”, Item 5.B “Liquidity and Capital Resources—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 26 to our audited consolidated financial statements for the year ended December 31, 2022 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our group’s relationship with Brookfield and our Corporation’s relationship with Brookfield Business Partners.

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Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, the “Service Providers”, who are subsidiaries of Brookfield Asset Management ULC, which is owned 75% by Brookfield and 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. We reimburse Holding LP for our proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a BBU Unit on the principal stock exchange for the BBU Units (based on trading volumes) multiplied by the number of BBU Units outstanding at the end of the quarter (and assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BBU Units), plus the value of securities of the other Service Recipients (as defined in the Master Services Agreement) (which includes the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Private Equity Holdings LP, a subsidiary of Brookfield, also receives incentive distributions from Holding LP based on the growth in the market value of the BBU Units quarter-over-quarter (but only after the market value exceeds the incentive distribution threshold, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by the number of BBU Units and other economically equivalent securities of the Service Recipients (including exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BBU Units). This relationship may give rise to conflicts of interest between the Corporation and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, the Corporation or our shareholders. In 2022, the Corporation’s proportionate share of the base management fee amounted to approximately $15 million. See “Master Services Agreement” on page 78 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In August 2022, the TSX accepted a notice of the Corporation’s intention to commence its normal course issuer bid for the exchangeable shares, which permits the Corporation to repurchase up to 3,647,810 of its issued and outstanding exchangeable shares. The price to be paid for the exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, NYSE and/or other designated exchanges and alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 17, 2022 and are required to terminate on August 16, 2023 or earlier should the Corporation have completed its repurchases prior to such date. For the year ended December 31, 2022, the Corporation made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Report on Form 20-F. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company the Annual Report on Form 20-F (filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form), which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis (“MD&A”), and/or the interim financial statements and MD&A for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its financial statements and MD&A. Requests for the Annual Report on Form 20-F, Interim Statements and MD&A can be made to the Corporation by mail at 250 Vesey Street, 15th Floor, New York, New York, 10281-1028, by telephone at 212-417-7000, or by email at bbu.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bbu.brookfield.com/bbuc/overview, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 4, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR / 46

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

/s/ A.J. Silber

A.J. Silber
General Counsel and Corporate Secretary

May 4, 2023

2023 MANAGEMENT INFORMATION CIRCULAR / 47

APPENDIX A – Charter of the Board

BROOKFIELD BUSINESS CORPORATION
BOARD OF DIRECTORS CHARTER

1.	PURPOSE OF THE CORPORATION

Brookfield Business Corporation (the “Corporation”) and its related entities have been established by Brookfield Business Partners L.P. (“BBU”) to issue a security (the “Class A Subordinate Voting Shares”) that provides an economic return equivalent to units of BBU. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain holding subsidiaries (collectively, the “Holding Entities”); (ii) engage in any activity related to the capitalization and financing of the Corporation’s interests in the Holding Entities; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Class A Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	ROLE OF THE BOARD

The board of directors (the “Board”) of the Corporation meets regularly to review reports by the Corporation’s Service Providers (as defined below) on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of the Service Providers, the Board performs the following functions:

(a)	supervising the service providers appointed pursuant to the master services agreement among the Corporation, such Service Providers and the Holding Entities (the “Master Services Agreement”) or any other service agreement or arrangement that is contemplated by the Master Services Agreement (collectively, the “Service Providers”) in the provision of services pursuant to the Master Services Agreement;

(b)	capitalizing and financing the Corporation’s interests in the Holding Entities;

(c)	providing oversight of the activities of Holding Entities; and

(d)	overseeing the other activities of the Corporation.

3.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by the Service Providers on the Corporation’s performance. Because the Corporation is intimately connected to BBU and its subsidiaries (the “BBU Group”), the Board will also be informed of the performance, risks and business operations of the BBU Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)	Strategic Planning – overseeing the long-term strategic-planning process of the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	Risk Assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of addressing those risks;

(c)	Human Resources – at least annually, reviewing the management team overseeing the Corporation’s business operations and activities, evaluating key members of senior management, including the CEO, and assessing the Corporation’s talent and succession plans;

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(d)	Disclosure Policy – adopting a disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(e)	Environmental, Social and Governance – overseeing the Corporation’s approach to environmental, social, and governance (“ESG”) matters at both the Corporation level and within the Corporation’s subsidiaries as reported to the Board by the Governance and Nominating Committee;

(f)	Corporate Governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(g)	Internal Controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(h)	Culture – on an ongoing basis, satisfy itself that the CEO and other executive officers of the Service Providers create a culture of integrity throughout the Corporation and its subsidiaries, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(i)	Whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

4.	COMPOSITION AND PROCEDURES

(a)	Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes a slate of nominees for election, the number of which is subject to limits in the articles. The Board also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BBU, except that the Corporation will have two non-overlapping director.

(b)	Qualifications – Directors should have the highest personal and professional ethics and values. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. The Board members will be committed to developing and promoting diversity, including ethnic and gender diversity, and ensure compliance with the Board’s gender diversity policy that at least two Directors be women.

(c)	Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors and director roles and responsibilities. In addition, directors will, as required, receive continuing education to maintain a current understanding of the Corporation’s business and operations, the industries, and sectors in which the Corporation operates on a global basis, material developments and trends in private equity investing and the Corporation’s strategic initiatives.

(d)	Meetings – The Board holds at least four scheduled meetings a year, including one at which the Board reviews and approves the annual business plan and long-term strategy. The Chair of the Board is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, CFO and other members of senior management before circulation to the full Board. Materials for each meeting are distributed to the directors in advance of the meetings. At the conclusion of each Board meeting, the Board meets in a private session, chaired by the Chair of the Board, and the independent directors also meet in a private session, chaired by the Lead Independent Director.

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(e)	Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit; and (ii) Governance and Nominating. Special committees may be established to assist the Board with specific matters. The chair of each committee reports to the Board following meetings of the committee. The Charters of each standing committee are reviewed and approved annually by the Board.

(f)	Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole and the committees of the Board.

(g)	Compensation – The Governance and Nominating Committee recommends to the Board the compensation for directors. It is the policy of the Corporation that Brookfield-employed directors do not receive compensation for their service on the Board. In reviewing the adequacy and form of compensation for directors, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(h)	Access to Independent Advisors – The Board and any committee may at any time retain financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an advisor at the expense of the Corporation.

(i)	Charter of Expectations for Directors – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This description of the Board of Directors Charter was reviewed and approved by the board of directors of Brookfield Business Corporation on May 4, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR / A-3

Brookfield Business Corporation

https://bbu.brookfield.com/bbuc/overview

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